SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

New Strategic Plan

Companhia Paranaense de Energia - Copel, pursuant to CVM Instruction 358/2002, hereby informs its shareholders and the market in general that the 151st general meeting of the Company’s Board of Directors, held on December 9, 2015, approved the revision of Copel’s 2016-2026 Integrated Strategic Plan.

The revision was based on changes to the political, economic, technological and regulatory scenarios and, especially, the new rules for the renewal of electricity generation and transmission concessions.

The new strategic reference defines Copel’s mission as “to supply electricity and solutions for sustainable development” and establishes the guidelines for the Company to achieve its new vision of “being a benchmark in our business segments by generating sustainable value”.

In order to achieve its objectives, the Company will maintain and expand its share of the electricity and telecommunication sectors in a sustainable and profitable manner, as well as invest in innovation, modernization and people management. With this in mind, it will maintain its electricity distribution, generation and transmission concessions, invest in generation and transmission projects that generate appropriate levels of profitability and expand its client base in the telecom segment.

As a result, the Company reiterates its commitment to the economic sustainability of its businesses, supported by a focus on controlling costs and maximizing operating efficiency.

Curitiba, December 23, 2015.

Gilberto Mendes Fernandes
Chief Corporate Management Officer interim as Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team: ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.